UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Pop Culture Group Co., Ltd’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders of Pop Culture Group Co., Ltd (the “Company”) held on June 27, 2022, at 10:00 p.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Zhuoqin Huang as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Weiyi Lin as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Christopher Kohler as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Douglas Menelly as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Xiaolin Hu as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the board of directors of the Company to fix the remuneration of the directors; and
7.	To ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the year ending June 30, 2022.

A total of 40,737,246 votes, representing 69.48% of the votes exercisable as of May 26, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Zhuoqin Huang	40,681,744	45,980	9,522
Re-election of Weiyi Lin	40,681,794	46,060	9,392
Re-election of Christopher Kohler	40,682,583	45,292	9,371
Re-election of Douglas Menelly	40,682,598	44,927	9,721
Re-election of Xiaolin Hu	40,681,915	45,609	9,722
Fixing the remuneration of directors	40,660,943	67,104	9,199
Ratification of the appointment of WWC, P.C.	40,715,697	12,037	9,512

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: June 28, 2022	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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